WestMountain Asset Management, Inc.
123 North College Avenue, Ste 200
Fort Collins, CO 80524

August 21, 2013

Mr. Kevin Woody
Branch Chief
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	WestMountain Asset Management, Inc. (the Company) Form 10K for the year ended December 31, 2012 Filed March 25, 2013 File Number: 000-53030

Dear Mr. Woody,

This is in response to your comment letter of August 6, 2013. The paragraph numbers correspond to those of your letter.

Form 10-K for the year ended December 31, 2012

Financial Statements

Notes to Consolidated Financial Statements

1.
 General – We note your disclosure regarding the adjustments made to prior periods to better represent your investments at fair value that was included in your Form 10-Q for the periods ending June 30 and September 30, 2012. Please provide additional information surrounding the fact and circumstances that lead to the adjustments and the company’s analysis concluding these adjustments were not material to any previously filed financial statements.

Prior to December 31, 2011, we used the most recent trading price as the basis for valuing our investments without regard to whether or not there was an active market or a readily determinable fair value for these securities. We were utilizing Level 1 inputs (under FASB ASC 820) to estimate the fair value of our investment securities when Level 1 inputs did not exist for some of the securities as they did not have active markets. Some of our investments did not qualify as marketable securities and should have been accounted for using the cost method, rather than accounted for as available-for-sale marketable securities. During the year ended December 31, 2011, we transitioned to a new independent registered public accounting firm as our prior auditor was closing its firm. During the audits of our 2010 and 2011 consolidated financial statements, this new firm suggested that some of our investments recorded on the Balance Sheet did not qualify as available-for-sale securities marketable securities as they did not have a readily determinable fair value. We believed because the thinly traded companies had little to no market activity, a readily determinable fair value did not exist and Level 1 inputs should not have been used. These investments should have been accounted for using the cost method.

Mr. Kevin Woody
August 21, 2013

As a result of the identification of this error to the prior financial statements, we began evaluating each investment security to determine whether or not it had an active market (based upon trading volume) and a readily determinable fair value. For those securities which had an active market, we value them using the quoted prices (Level 1 inputs). For the securities without an active market, we valued them at cost. We are now consistently using cost when there is no active market or readily determinable fair value available at the measurement date.

In regard to the restatements for the three, six and nine months ended June 30, 2011 and September 30, 2011, we evaluated these errors for materiality based upon both quantitative and qualitative factors. It was determined that these errors were immaterial to the 2011 periods, but that the cumulative effect might be material to the 2012 periods if corrected in 2012. They might be considered significant and material if corrected in 2012 only because it would have impacted the comparability to the prior periods. However, we determined that it was not probable that the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by the errors included in the 2011 financial statements. This was based mainly on qualitative factors including, but not limited to, the following:

a.	The misstatements resulting from the errors are not pervasive. They are limited to the fair value of the investment assets and accumulated other comprehensive income (loss).

b.	The misstatements have no impact on any statement of operations line items above net loss or on net loss per share. They impact only the unrealized losses included in comprehensive loss.

c.	The misstatements have no impact on management compensation, analysts’ expectations for the company or overall trends of the company’s operations.

d.
The disclosures in the 2011 filings include listing of the full names of the investment companies and it is made clear that those 2011 values are based upon the quoted prices for those securities. The trading volume of those securities is public information.

2.	Investments

a.	The business reasons the warrant and option agreements were entered into and the method used to determine the initial value of the warrant and option

Most of our investments on our current Balance Sheet have been earned through reverse merger transactions. As part of some of the transactions, our management and board assisted in completing the transaction and in return received warrants, options and/or shares.

b.	The method used to determine the initial value of the stock purchased or received

The initial value of stock or warrants received for services is based upon whether or not there is an active market for the securities received. For the securities for which there is no active market, they are valued at zero or at the Company’s cost basis in the securities (exercise price paid to exercise warrants). For the securities for which there is an active market, they are valued at the quoted prices. We have never received warrants in a company in which there was deemed to have been an active market. In the case this occurs, we will value those warrants received using the Black-Scholes option pricing model.

Mr. Kevin Woody
August 21, 2013

c.	The method used to determine the value of such stock in future periods and if this method is different than the initial method used the reasons for the change

Once the transactions are initially recorded, on a quarterly basis management will determine if there is an active market for the various investments based on market activity and management input. If it is determined there is an active market for a given security, the investment is re-valued using the quoted price with the change in fair value recorded through accumulated other comprehensive income (loss). If there is no active market for a given security, the investment remains at its cost basis.

d.	The accounting literature relied upon to account for such transactions

We account for the investments which have an active market and a readily determinable fair value as available-for-sale marketable securities in accordance with ASC 320 – Investments – Debt and Equity Securities.

We account for the investments which do not have an active market or a readily determinable fair value using the cost method in accordance with ASC 325 – Investments – Other.

We determine the fair value of our investments accounted for as available-for-sale marketable securities in accordance with ASC 820 – Fair Value Measurement.

The Company has noted the comments by the Staff in the closing section.  Please be advised that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing. The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact David Wagner at (303)630-9522.

Very truly yours,

/s/ Brian Klemsz
Brian Klemsz